Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[This email was sent to certain trade and business press on September 15, 2005, and may be sent to analysts, customers, prospects and/or others]
SUBJECT: Dreams versus reality
Dear Friends and Colleagues,
I couldn’t help but notice how many articles were written earlier this week about Marc Benioff’s email to salesforce.com’s employees on his thoughts concerning Oracle’s proposed acquisition of Siebel Systems. In keeping with his company’s Dreamforce theme, Marc seems to be dreaming big, hoping that the fabricated tales he spins become facts. Sadly, for him, they’re simply not true. Let me illustrate.
1.	Marc infers that salesforce.com has been putting Siebel customers out of their misery for years. Yet, Siebel Systems has added more than 500,000 ‘live’ users of its CRM applications since the beginning of 2005, while salesforce.com has added approximately 100,000 subscribers. And our win rate in OnDemand software versus salesforce.com was approximately 58 percent in our most recent financial quarter. While Marc may covet Siebel’s customers and has won a few of them, these have been SFA deals — not Business Analytics deals, or self-service deals, or customer order management deals, or customer data integration deals. You get my point. Marc is not in the same league as Siebel Systems in terms of the breadth of solutions we provide for leading organizations worldwide.
2.	He keeps repeating the mantra, “It’s the end of software.” Well, if this is the case, somebody had better tell the tens of thousands of developers at IBM, Microsoft, Oracle, Computer Associates, Google, Yahoo!, and salesforce.com that they need to change careers — not to mention the hundreds of thousands of custom developers at private and public sector organizations. Is Marc implying that there is no need for software developers and that he has no software developers at HIS company? This is an inane statement.
3.	Marc implied that Siebel Systems sells client/server software and that, with its acquisition announcement yesterday, “client/server software is being consolidated by Oracle.” The fact is that Siebel Systems’ last release of client/server software was in 2001. Marc may want to spend less time on the Big Island and more time studying his competition.
4.	Marc wrote, “Siebel On Demand (sic), a joint venture between Siebel and IBM, will be the first to be buried. Siebel On Demand is written exclusively on DB2 and Websphere and runs in IBM data centers..” Actually, Siebel CRM OnDemand is written on Siebel 7.5.3, our market-leading suite of CRM applications. Siebel 7.5.3 runs on virtually any application server and any database. And Siebel CRM OnDemand can theoretically be hosted by any hosting provider. Now, given our close partnership with IBM, we have chosen to run Siebel CRM OnDemand on DB2 and on WebSphere, and to use IBM’s world-class hosting services. But there is no technical linkage that precludes us from working with other companies.
5.	Regarding Marc’s remarks that Oracle will “kill” Siebel CRM OnDemand, I point you to the replay of the press conference call conducted by Oracle at 5:30 a.m. Pacific on Monday, September 12th announcing the acquisition (1.866.357.4207; int’l: 1.203.369.0123 — Passcode: 6524).

Here is what I heard Larry Ellison say word-for-word,
“We think OnDemand is going to be increasingly important. We think the Siebel OnDemand products have — are improving at a very, very rapid rate and we intend to invest in them heavily. In fact, we expect that all of the Siebel product features and functions that they have in the software products will migrate to the OnDemand products. So we think that is again a very important asset that we want to preserve and invest in as the acquisition is concluded.”
So what’s really going on here? It’s easy. Marc is running scared, and when he runs scared he attacks. Pending the successful close of the proposed acquisition announced Monday, Marc will face the following large and well-funded competitors in the next several months: Microsoft — which last week announced it will enter the hosted CRM software market, SAP — which has also announced it will enter the hosted software market, and Oracle. He will also face increasingly hungry and aggressive competition from smaller companies. For example, last Monday NetSuite put out a press release announcing that more than 100 companies have switched from salesforce.com to its products.
Let the fun begin!
Bruce Cleveland,
Senior Vice President, Products
Siebel Systems
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Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as

“expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.